SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                           Southampton Partners, Inc.
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                                (Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
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                           (Title Class of Securities)

                                    841187107
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                                 (CUSIP Number)

                                Robert A. Wilson
                                 19 Mary's Lane
                              Southampton, NY 11968
                                 (631) 204-1150
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 1, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   841187107
          --------------

1)    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons
      (entities only)

       Robert A. Wilson                         I.R.S. I.D. #  Not Applicable

2)    Check the Appropriate Box if a Member of a Group      (a)   |_|
      (See Instructions)                                    (b)   |_|

3)    SEC Use only

4)    Source of Funds (See Instructions)                          00

5)    Check if Disclosure of Legal Proceeding is
      Required Pursuant to Items 2(d) or 2(e)                     |_|

6)    Citizenship or Place of Organization                        United States

      Number of               7)    Sole Voting Power
      Shares                          790,100
      Beneficially            8)    Shared Voting Power
      Owned by                        None
      Each                    9)    Sole Dispositive Power
      Reporting                       790,100
      Person With             10)   Shared Dispositive Power
                                      None

11)      Aggregate Amount Beneficially Owned
         by Each Reporting Person                                    790,100

12)      Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares (See Instructions)         |_|

13)      Percent of Class Represented by Amount
         in Row (11)                                                 79%

14)      Type of Reporting Person (See Instructions)                 IN

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Southampton Partners, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 19 Mary's Lane, Southampton, New York 11968.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of Robert A. Wilson. The business address of Mr. Wilson is 19 Mary's Lane, Southampton, New York 11968. Mr. Wilson's present principal occupation is Portfolio Manager at R.R. Capital Management which is located at 1429 Keyland Court, Bohemia, New York 11716. R.R. Capital Management is an investment management firm. Mr. Wilson also presently serves as the President, Treasurer and sole director of the Company and as a Professor of Finance at C.W. Post University.

(d)-(e) During the past five years, Mr. Wilson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wilson is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      On September 29, 1997, Mr. Wilson received 790,000 shares of the Company's Common Stock as founder of the Company. Mr. Wilson also purchased 100 shares of the Company's Common Stock in consideration of $3,838 in cash.

Item 4. Purpose of Transaction.

      The purpose of the acquisition of the Company's Common Stock was to acquire a controlling interest in the Company. In connection with the acquisition, Mr. Wilson became the President, Treasurer, Secretary and sole director of the Company.

      Within the next twelve months, Mr. Wilson intends to restructure the Company in order for the Company to be used as a "shell" for the purpose of merging, acquiring or combining with a privately held entity. As a result of a potential business combination, one or more of the following may occur:

(a) Acquisition by an entity of additional securities of the Company or the disposition of securities by the Company;

(b) An extraordinary corporate transaction, such as a merger or reorganization;

(c)   A sale or transfer of material amounts of the Company assets;

(d) A change in the present Company's board of directors or management, as well as a change in the number or term of directors to fill any existing vacancies on the board;

(e) A material change in the present capitalization or dividend policy of the Company;

(f)   A material change in the Company's business or corporate structure; and

(g) A change in the Company's charter, bylaws or instruments corresponding thereto.

      The Company's securities are currently not listed for trading on a market. Mr. Wilson intends to have a broker-dealer apply to the National Association of Securities Dealers, Inc. in order to have the Company's securities traded on the OTC Bulletin Board, or on the "Pink Sheets" of the Pink Sheets LLC (formerly, National Quotation Bureau LLC); however, a trading market may not develop until a merger or acquisition is completed and until the newly combined company has complied with applicable securities laws.

      Mr. Wilson currently has no plans or proposals which relates to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5. Interest in Securities of the Issuer.

(a) As of December 1, 2000, the aggregate number of shares of Common Stock beneficially owned by Mr. Wilson, is 790,100, constituting approximately 79% of the shares of Common Stock outstanding, based upon the 1,000,100 shares of Common Stock reported by the Company to be issued and outstanding.

(b) Mr. Wilson has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 790,100 shares of Common Stock.

(c) Mr. Wilson has not effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits:

        None.


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

Signature.

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2001


                                          /s/ Robert A. Wilson
                                          --------------------
                                          Robert A. Wilson